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FOR IMMEDIATE RELEASE

CONTACT:  Sinead Martin                 Nancy Fisher
          Putnam Investments            Putnam Investments
          617-760-8515                  617-760-1608


SHAREHOLDERS OF PUTNAM MASTER INCOME TRUST AND PUTNAM PREMIER INCOME
                    TRUST APPROVE MERGER

BOSTON, Massachusetts (January 13, 2005) - At a special meeting of shareholders of Putnam Master Income Trust (NYSE:PMT) and Putnam Premier Income Trust (NYSE:PPT), each a closed-end bond fund, the shareholders of each fund today approved the merger of Master Income Trust into Premier Income Trust. The voting results tabulated as of the meeting time were as follows:

Merger of Putnam Master Income Trust (PMT) into Putnam Premier Income Trust
(PPT)

Putnam Master Income Trust    No. of Shares         % shares voted

For                          27,096,014.545                90.505%
Against                       1,557,192.830                 5.201%
Abstain                       1,285,630.480                 4.294%

Putnam Premier Income Trust   No. of Shares         % shares voted

For                          67,052,480.216                89.793%
Against                       4,260,448.794                 5.705%
Abstain                       3,361,633.720                 4.502%

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January 13, 2005

The transaction is currently expected to close on or about February 28, 2005, subject to the satisfaction of certain conditions. In the transaction, the shareholders of Putnam Master Income Trust will receive Putnam Premier Income Trust shares with an equal net asset value to the Putnam Master Income Trust shares held.

About Putnam Investments: Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of December 31, 2004, Putnam had nearly 5,000 employees and managed $213 billion for approximately 11 million individual shareholders accounts and nearly 300 institutional clients. Putnam has headquarters in Boston and offices in London and Tokyo. For more information, go to www.putnaminvestments.com.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses and risk considerations), please call 1-800-225-1581. The prospectus/proxy statement is also available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.

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